SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Volt Information Sciences, Inc.
(Name of Issuer)

Common Stock, par value $.10 per share
(Title of Class of Securities)

928703107
(CUSIP Number)

Joseph Walsh, Esq.
Troutman Sanders LLP
405 Lexington Avenue
New York, New York 10174
212-704-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                December 3, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

* The filing of this Amendment No.3 is not required pursuant to Rule 13d-2(a). It is being filed merely to update the beneficial ownership of the reporting person.

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lloyd Frank
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds: OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 14,900
8. Shared Voting Power 54,054
9. Sole Dispositive Power 14,900
10. Shared Dispositive Power 54,054
11. Aggregate Amount Beneficially Owned by Each Reporting Person 68,954
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) Less than 1%
14. Type of Reporting Person (See Instructions) IN

CUSIP No. 928703107	Page 3 of 5

INTRODUCTION

This Amendment No. 4 amends Item 5 in its entirety (except that Item 5 only reflects transactions since the filing of Amendment No. 3 to the Statement) contained in the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) by Lloyd Frank on November 18, 2005 (the “Original 13D Filing”), as amended in Amendment No. 1 to the Original 13D Filing filed with the Commission on April 17, 2008, Amendment No. 2 filed on February 14, 2012 and Amendment No. 3 fled on December 12, 2013 (“Amendment No. 3”) with respect to the Common Stock, $0.10 par value per share (the "Common Stock"), of Volt Information Sciences, Inc. (the “Issuer”).

Item 5.    Interest in Securities of the Issuer.

(a) - (b)

As of the date hereof, the reporting person may be deemed to be the beneficial owner, pursuant to Rule 13d-3 promulgated by the Securities and Exchange Commission under Section 13(d) of the Exchange Act, of 68,954 shares of Common Stock of the Issuer. These shares represent, in the aggregate, less than one percent of the approximately 20,925,200 outstanding shares of Common Stock as of the date hereof (shares outstanding include 2,400 shares of Common Stock issuable upon exercise of options currently exercisable or which will become exercisable within 60 days after the date hereof). The number of shares as to which the reporting person has:

sole power to vote or to direct the vote is	14,900
shared power to vote or direct the vote is	54,054
sole power to dispose or to direct the disposition of is	14,900
shared power to dispose or to direct the disposition of is	54,054

The shares as to which the reporting person has sole voting and dispositive power consist of:

(i) 12,500 shares directly by the reporting person; and

(ii) 2,400 shares underlying stock options held by the reporting person (the extent currently exercisable or that become exercisable within 60 days after the date hereof).

The shares as to which the reporting person shares voting and dispositive power consist 54,054 shares in the aggregate held by the reporting person as co-trustee of trusts for the benefit of a grandchild of Jerome Shaw, Executive Vice President, Secretary, a director and a co-founder of the Issuer. The other trustees are Steven Shaw and Michael Shaw, sons of Jerome Shaw.  The reporting person shares voting and dispositive power over these shares.

In addition, 3,793 shares of Common Stock are beneficially owned by the reporting person’s spouse, as to which shares the reporting person disclaims beneficial ownership.

Steven Shaw, with an address at 346 Claypool Drive, Warwick, RI 02886, is a former director of the Issuer. Steven Shaw is the brother of Michael Shaw and Rachel Shaw. Steven Shaw is a United States citizen.

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Michael Shaw, with an address at 700 27th Street, Manhattan Beach, California 90266, is a therapist/psychologist. Michael Shaw is the brother of Steven Shaw and Rachel Shaw. Michael Shaw is a United States citizen.

Rachel Shaw, with an address at 810 Harbor Cliff Way, Oceanside CA 92054, is engaged in operations for a parking company. Rachel Shaw is the sister of Steven Shaw and Michael Shaw. Rachel Shaw is a United States citizen.

There is no family relationship between the reporting person and any of Steven Shaw, Michael Shaw and Rachel Shaw.

To the knowledge of the reporting person, none of Steven Shaw, Michael Shaw or Rachel Shaw has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding, they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Neither the filing of this Statement nor the information contained herein shall be deemed to constitute an admission by the reporting person that he is the beneficial owner of the Common Stock referred to herein, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly denied, other than as to the shares directly owned by him and shares subject to stock options.

(c)           Since the filing Amendment No. 3 to this Statement, the only transactions effecting the reporting person's beneficial ownership, with the meaning of Rule 13d-3 under the Exchange Act, of the Issuer’s Common Stock are as follows:

(i)
On February 13, 2013, an aggregate of 54,306 shares were acquired by three separate trusts, one for the benefit of Steven Shaw, one for the benefit of Michael Shaw and one for the benefit of Rachel Shaw (18,102 shares being received by each trust), as distributions resulting from the expiration of a grantor retained annuity trust previously created by Jerome Shaw. The reporting person is a co-trustee of these trusts with Steven Shaw, Michael Shaw and Rachel Shaw. As a result of these transactions, the reporting person’s shared voting and dispositive power increased by 54,306 shares.

(ii)
On December 3, 2013, 478,899 shares subject to three separate trusts, one for the benefit of Steven Shaw, one for the benefit of Michael Shaw and one for the benefit of Rachel Shaw terminated, at which time 147,250 shares were distributed to Steven Shaw, 184,397 shares were distributed to Michael Shaw and 147,252 shares were distributed to Rachel Shaw. The reporting person is a co-trustee of these trusts with Steven Shaw and Michael Shaw. As a result of these transactions, the reporting person’s shared voting and dispositive power decreased by 478,899 shares.

CUSIP No. 928703107	Page 5 of 5

(iii)
On December 3, 2013, 696,293 shares subject to three separate trusts, one for the benefit of Steven Shaw, one for the benefit of Michael Shaw and one for the benefit of Rachel Shaw terminated, at which time 198,764 shares were distributed to Steven Shaw, 198,764 shares were distributed to Michael Shaw and 298,765 shares were distributed to Rachel Shaw.  The reporting person is a co-trustee of these trusts with Steven Shaw, Michael Shaw and Rachel Shaw.  As a result of these transactions, the reporting person’s shared voting and dispositive power decreased by 696,293 shares.

(d)           Not applicable

(e)           On December 3, 2013, the reporting person ceased to be the beneficial owner of more than 5% of the shares of Common Stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ Lloyd Frank
Lloyd Frank

Dated:           December 20, 2013